 EX‑35.7

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Officer's Certificate

For the reporting period January 1, 2016 Through December 31, 2016 (the “Reporting Period”)

Morgan Stanley Bank of America Merrill Lynch Trust 2015-C21, Commercial Mortgage

Pass-Through Certificates, Series 2015-C21

As authorized Officer of Trimont Real Estate Advisors LLC (f/k/a Trimont Real Estate Advisors, Inc.) with respect to the preceding calendar period a review of the activities of the

Servicer’s activities during the period and its performance under this Agreement has been made under such Officer’s supervision and to the best of such Officer’s knowledge, based on such

Review, the Servicer has fulfilled its obligations under this Agreement in all material respects throughout such period.

TRIMONT REAL ESTATE ADVISORS, LLC

Date: February 17, 2017

By: /s/ Scott P. Monroe

Scott P. Monroe

Authorized Signatory

One Alliance Center

3500 Lenox Road #G1

Atlanta, GA 30326